UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Paetec Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

695459107

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

13G/A	Page 2 of 9 Pages

CUSIP No. 695459107
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty Credit Opportunities III, L.P. EIN No.: 20-5805141
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,425,677
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,425,677
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,677
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.68%
12.	TYPE OF REPORTING PERSON PN

13G/A	Page 3 of 9 Pages

CUSIP No. 695459107
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty Credit Opportunities IV, L.P. EIN No.: 26-1884645
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,046,296
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,046,296
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,046,296
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.41%
12.	TYPE OF REPORTING PERSON PN

13G/A	Page 4 of 9 Pages

CUSIP No. 695459107
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty Credit Opportunities (Offshore) IV, L.P. EIN No.: 98-0574089
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,636,310
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,636,310
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,636,310
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.82%
12.	TYPE OF REPORTING PERSON PN

13G/A	Page 5 of 9 Pages

CUSIP No. 695459107
1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty Advisors, LLC* EIN No.: 04-3505100
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 693,625
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 693,625
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 693,625
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .48%
12.	TYPE OF REPORTING PERSON PN

*	Sankaty Advisors, LLC has entered into an Investment Management Agreement with a managed account client pursuant to which it has authority to acquire, dispose of, and vote securities on behalf of such client. Sankaty Advisors, LLC disclaims beneficial ownership of the shares beneficially owned by such client.

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is Paetec Holding Corp. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at One Paetec Plaza, 600 Willowbrook Office Park, Fairport, New York, 14450

Item 2	(a).	Name of Person Filing

This statement is being filed on behalf of Sankaty Credit Opportunities III, L.P., a Delaware limited partnership (“COPS III”), Sankaty Credit Opportunities IV, L.P., a Delaware limited partnership (“COPS IV”), Sankaty Credit Opportunities (Offshore) IV, L.P., a Cayman Island exempted limited partnership (“COPS IV Offshore”), and Sankaty Advisors, LLC, a Delaware limited liability company (“Sankaty Advisors”) in its capacity as the investment manager for a managed account client over which it has discretionary authority to acquire, dispose of, and vote securities.

Sankaty Credit Opportunities Investors III, LLC (“COPS III Investors”), a Delaware limited liability company, is the general partner of COPS III. Sankaty Credit Member, LLC, a Delaware limited liability company (“SCM”), is the managing member of COPS III investors. Sankaty Credit Opportunities Investors IV, LLC (“COPS IV Investors”), a Delaware limited liability company, is the general partner of COPS IV. SCM is the managing member of COPS IV Investors. Sankaty Credit Opportunities Investors (offshore) IV, L.P., a Cayman Islands Exempted Limited Partnership (“SCM Offshore Investors), is the general partner of COPS IV Offshore. Sankaty Credit Member (Offshore), Ltd., a Cayman Islands Exempted Limited Partnership (“SCM Offshore Ltd.), is the general partner of COPS IV Offshore Investors. Mr. Jonathan Lavine is the managing member of each and SCM and SCM Offshore Ltd. Sankaty Advisors has entered into an Investment Management Agreement with a managed account client pursuant to which it has authority to acquire, dispose of, and vote securities on behalg of such client. Sankaty Advisors disclaims beneficial ownership of the shares beneficially owned by such client.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2011, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of COPS III, COPS IV and COPS IV Offshore, and Sankaty Advisors, is 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2	(c).	Citizenship

COPS III, COPS IV, and Sankaty Advisors are organized under the laws of the State of Delaware. COPS IV Offshore is organized under the laws of the Cayman Islands. Mr. Jonathan S. Lavine is a citizen of the United States of America.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.001 per share (“Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 695459107.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

		☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned

As of the close of business on December 31, 2010, COPS III owned 2,425,677 shares of Common Stock of the Company, COPS IV owned 2,046,296 shares of Common Stock of the Company, COPS IV Offshore owned 2,636,310 shares of Common Stock of the Company, and Sankaty Advisors had discretionary authority to acquire, dispose of and vote 693,625 shares of Common Stock of the Company. SCM is the managing member of COPS III and COPS IV. SCM Offshore Ltd. is the general partner of COPS IV Offshore. Sankaty Advisors has entered into an Investment Management Agreement with a managed account client pursuant to which it has authority to acquire, dispose of, and vote securities on behalf of such client. Mr. Jonathan S. Lavine is the managing member of SCM and is a director of SCM Offshore Ltd.

No person other than the respective owner referred to herein of the shares of Common Stock of the Company is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4	(b).	Percent of Class

As of the close of business on December 31, 2010, COPS III owned 1.68% of the Common Stock outstanding of the Company, and COPS IV owned 1.41% of the Common Stock outstanding of the Company, and COPS IV Offshore owned 1.82% of the Common Stock outstanding of the Company, and Sankaty Advisors had discretionary authority to acquire, dispose of and vote 0.48% of the Common Stock outstanding of the Company. Together, COPS III and COPS IV, COPS IV Offshore, and Sankaty Advisors had discretionary authority to acquire, dispose of and vote 5.38% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by COPS III and COPS IV, COPS IV Offshore, and Sankaty Advisors is based upon 144,684,473 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 1, 2010, based on representations made in the Company’s Form 10-Q for the quarter ending September 30, 2010, filed with the Securities and Exchange Commission on November 1, 2010.

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

			COPS III	2,425,677
			COPS IV	2,046,296
			COPS IV OFF	2,636,310
			Sankaty Advisors	693,625

		(ii)	shared power to vote or to direct the vote:

			0

		(iii)	sole power to dispose or to direct the disposition of:

			COPS III	2,425,677
			COPS IV	2,046,296
			COPS IV OFF	2,636,310
			Sankaty Advisors	693,625

		(iv)	shared power to dispose or to direct the disposition of:

			0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

	Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

	Not Applicable.

Item 8.	Identification and Classification of Members of the Group

	Not Applicable.

Item 9.	Notice of Dissolution of Group

	Not Applicable.

Item 10.	Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 14, 2011

SANKATY CREDIT OPPORTUNITIES III, L.P.

By:	Sankaty Credit Opportunities Investors, LLC, its general partner
By:	Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name: Jonathan S. Lavine
Title: Managing Member

SANKATY CREDIT OPPORTUNITIES IV, L.P.

By:	Sankaty Credit Opportunities Investors, LLC, its general partner
By:	Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name: Jonathan S. Lavine
Title: Managing Member

SANKATY CREDIT OPPORTUNITIES (OFFSHORE) IV, L.P.

By:	Sankaty Credit Opportunities Investors (Offshore) IV, L.P., its general partner.
By:	Sankaty Credit Member (Offshore), Ltd., its general partner

By:	/s/ Jonathan S. Lavine
Name: Jonathan S. Lavine
Title: Managing Member

SANKATY ADVISORS, LLC
as power-of-attorney for a managed account client

By:	/s/ Jonathan S. Lavine
Name: Jonathan S. Lavine
Title: Managing Member

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree as follows:

(1)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(2)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of such information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2011

SANKATY CREDIT OPPORTUNITIES III, L.P.

By:	Sankaty Credit Opportunities Investors, LLC, its general partner
By:	Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name: Jonathan S. Lavine
Title: Managing Member

SANKATY CREDIT OPPORTUNITIES IV, L.P.

By:	Sankaty Credit Opportunities Investors, LLC, its general partner
By:	Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name: Jonathan S. Lavine
Title: Managing Member

SANKATY CREDIT OPPORTUNITIES (OFFSHORE) IV, L.P.

By:	Sankaty Credit Opportunities Investors (Offshore) IV, L.P., its general partner.
By:	Sankaty Credit Member (Offshore), Ltd., its general partner

By:	/s/ Jonathan S. Lavine
Name: Jonathan S. Lavine
Title: Managing Member

SANKATY ADVISORS, LLC
as power-of-attorney for a managed account client

By:	/s/ Jonathan S. Lavine
Name: Jonathan S. Lavine
Title: Managing Member